                                                                      EXHIBIT 99



                               CONSUMERS GAS GROUP
                      MANAGEMENT'S DISCUSSION AND ANALYSIS


In 1995, CMS Energy Corporation (CMS Energy) issued a total of 7.62 million shares of Class G Common Stock. This class of common stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers Energy Company (Consumers) and Michigan Gas Storage Company, a subsidiary of Consumers (collectively, Consumers Gas Group). Accordingly, this Management's Discussion and Analysis (MD&A) should be read along with the MD&A in the 1998 Annual Report of CMS Energy included and incorporated by reference herein.

CMS Energy is the parent holding company of Consumers and CMS Enterprises Company. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. For further information regarding the businesses of CMS Energy, including the nature and issuance of Class G Common Stock, see the MD&A of CMS Energy.


RESULTS OF OPERATIONS

Net income for Consumers Gas Group for 1998 totaled $52 million compared with $60 million for 1997. The decrease in 1998 net income reflects decreased gas deliveries due to warmer 1998 temperatures. Partially offsetting the decrease was the benefit resulting from an accounting change for property taxes. The recognition of property tax expense was changed from expensing on a calendar year basis to a fiscal year basis which resulted in a benefit of $18 million ($12 million after-tax). Net income for 1997 totaled $60 million compared with $59 million for 1996. The increase in 1997 net income reflects reduced operation and maintenance expenses offset by decreased gas deliveries due to warmer winter month temperatures in 1997 and an extra day for the 1996 leap year, and increased depreciation and general tax expenses. Other items benefiting 1997 were the recognition of interest income from a related-party property sale and reduced other income deductions in 1997 reflecting the absence of an unusual material write-off which occurred during 1996. For a further discussion, see Consumers Gas Group Results of Operations in CMS Energy's MD&A.


GAS UNCERTAINTIES

For a discussion of gas uncertainties, see Consumers Gas Group Results of Operations - Uncertainties in CMS Energy's MD&A.


CASH POSITION, INVESTING AND FINANCING

OPERATING ACTIVITIES: Consumers Gas Group's cash requirements are met by its operating and financing activities. Consumers Gas Group's cash from operations is derived mainly from Consumers' sale and transportation of natural gas. Cash from operations for 1998 and 1997 totaled $110 million and $223 million, respectively. The $113 million decrease primarily reflects a decrease in the sale of accounts receivable, an increase in gas inventories, the noncash effect of the property tax accounting change, and changes in the timing of cash receipts and payments related to normal operations. Consumers Gas Group uses its operating cash primarily to maintain and expand its gas utility transmission and distribution systems, to retire portions of its long-term debt, and to pay dividends.

INVESTING ACTIVITIES: Cash used in investing activities for 1998 and 1997 totaled $114 million and $122 million, respectively. The $8 million decrease in cash used primarily reflects an increase in the proceeds received from the sale of assets.

FINANCING ACTIVITIES: Cash provided by financing activities during 1998 totaled $4 million while cash used in financing activities during 1997 totaled $114 million. The $118 million increase in cash provided primarily reflects an increase in the proceeds from senior notes, partially offset by an increase in the retirement of bonds and other long-term debt.

OTHER INVESTING AND FINANCING MATTERS: Consumers has an agreement permitting the sale of certain accounts receivable for up to $500 million. At December 31, 1998, receivables sold totaled $306 million. Consumers Gas Group's attributed portion of these receivables sold totaled $107 million. Accounts receivable and accrued revenue in the Balance Sheets have been reduced to reflect receivables sold. For further information, see "Short-Term Financings" in CMS Energy's Note 4.


CAPITAL EXPENDITURES

CMS Energy estimates the following capital expenditures for Consumers Gas Group, including new lease commitments, over the next three years. These estimates are prepared for planning purposes and are subject to revision.


                                                                    In Millions
--------------------------------------------------------------------------------
Years Ended December 31                    1999            2000            2001
--------------------------------------------------------------------------------

Gas utility (a)                            $120            $122             $118
Michigan Gas Storage                          3               3                2
                                         ---------------------------------------

                                           $123            $125             $120
================================================================================

(a) Includes a portion of anticipated capital expenditures common to Consumers' gas and electric utility businesses.

Consumers Gas Group expects that cash from operations and the ability to access debt markets will provide necessary working capital and liquidity to fund future capital expenditures, required debt payments, and other cash needs in the foreseeable future. For further information regarding forward-looking information, see the Consumers Gas Group Outlook discussion in CMS Energy's MD&A.


YEAR 2000 COMPUTER MODIFICATIONS

For a discussion of Consumers Gas Group's year 2000 computer modification efforts, see Year 2000 Computer Modifications in CMS Energy's MD&A.

FORWARD-LOOKING STATEMENTS

For cautionary statements relating to Consumers Gas Group's forward-looking information, see Forward-Looking Statements in CMS Energy's MD&A.

STATEMENTS OF INCOME                                 CONSUMERS GAS GROUP

                                                                                     In Millions, Except Per Share Amounts

Years Ended December 31                                                            1998              1997             1996
--------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                                $1,051            $1,204           $1,282
--------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES      Operation
                          Cost of gas sold                                          564               694              750
                          Other                                                     177               175              193
                                                                               -------------------------------------------

                                                                                    741               869              943
                        Maintenance                                                  32                34               40
                        Depreciation, depletion and amortization                     97                93               87
                        General taxes                                                55                55               54
                                                                               -------------------------------------------

                                                                                    925             1,051            1,124
--------------------------------------------------------------------------------------------------------------------------

PRETAX OPERATING INCOME                                                             126               153              158
--------------------------------------------------------------------------------------------------------------------------

OTHER DEDUCTIONS                                                                     (4)               (2)              (6)
--------------------------------------------------------------------------------------------------------------------------
FIXED CHARGES           Interest on long-term debt                                   28                28               30
                        Other interest                                               15                13               12
                        Capitalized interest                                          -                 -               (1)
                        Preferred dividends                                           4                 5                6
                                                                               -------------------------------------------

                                                                                     47                46               47
--------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                                                           75               105              105

INCOME TAXES                                                                         35                45               46
                                                                               -------------------------------------------

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                40                60               59

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR PROPERTY TAXES, NET OF $6 TAX
                                                                                     12                 -                -


NET INCOME                                                                       $   52            $   60           $   59
==========================================================================================================================

NET INCOME ATTRIBUTABLE TO CMS ENERGY SHAREHOLDERS
   THROUGH RETAINED INTEREST                                                     $   39            $   45           $   45
==========================================================================================================================

NET INCOME ATTRIBUTABLE TO CLASS G SHAREHOLDERS                                  $   13            $   15           $   14
==========================================================================================================================

AVERAGE CLASS G COMMON SHARES OUTSTANDING                                             8                 8                8
==========================================================================================================================

BASIC AND DILUTED EARNINGS PER AVERAGE CLASS G COMMON SHARE
   BEFORE CHANGE IN ACCOUNTING PRINCIPLE                                         $ 1.20            $ 1.84           $ 1.82
==========================================================================================================================

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAX,
   PER AVERAGE CLASS G COMMON SHARE                                              $  .36            $    -           $    -
==========================================================================================================================

BASIC AND DILUTED EARNINGS PER AVERAGE CLASS G COMMON SHARE                      $ 1.56            $ 1.84           $ 1.82
==========================================================================================================================

DIVIDENDS DECLARED PER CLASS G COMMON SHARE                                      $ 1.27            $ 1.21           $ 1.15
==========================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENTS OF CASH FLOWS
                                                             CONSUMERS GAS GROUP


                                                                                                                   In Millions

Years Ended December 31                                                                    1998            1997           1996
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM       Net income                                                         $   52          $   60         $   59
OPERATING ACTIVITIES     Adjustments to reconcile net income to net cash
                         provided by operating activities
                           Depreciation, depletion and amortization                          97              93             87
                           Deferred income taxes and investment tax credit                   16               5             13
                           Capital lease and other amortization                               2               4              4
                           Other                                                              -              (1)             2
                           Cumulative effect of accounting change for property taxes        (18)              -              -
                           Changes in other assets and liabilities                          (39)             62            (24)
                                                                                         -------------------------------------

                             Net cash provided by operating activities                      110             223            141
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM       Capital expenditures (excludes capital
INVESTING ACTIVITIES   lease additions)                                                    (111)           (113)          (137)
                      Cost to retire property, net                                           (9)             (9)           (99)
                      Proceeds from the sale of property                                      4               -              -
                      Other                                                                   2               -              1
                                                                                         -------------------------------------

                             Net cash used in investing activities                         (114)           (122)          (145)
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM       Proceeds from senior notes                                            212               -              -
FINANCING ACTIVITIES  Increase (decrease) in notes payable, net                              (1)              5              9
                      Contribution from CMS Energy stockholders                              37               -              3
                      Issuance of common stock                                                6               7              5
                      Retirement of bonds and other long-term debt                         (169)            (40)            (8)
                      Payment of common stock dividends                                     (42)            (40)           (37)
                      Return of CMS Energy stockholders' contribution                       (32)            (39)             -
                      Payment of capital lease obligations                                   (6)             (4)            (4)
                      Proceeds from long-term note                                            -              25             22
                      Proceeds from bank loans                                                -               -             23
                      Retirement of preferred stock                                           -             (26)             -
                      Repayment of long-term note                                            (1)             (2)             -
                                                                                         -------------------------------------

                             Net cash provided by (used in) financing activities              4            (114)            13
------------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS                                -             (13)             9

                      Cash and temporary cash investments
                             Beginning of year                                                2              15              6
                                                                                         -------------------------------------

                             End of year                                                 $    2         $     2         $   15
==============================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

BALANCE SHEETS
                                                             CONSUMERS GAS GROUP

ASSETS                                                                                                 In Millions

December 31                                                                             1998                  1997
------------------------------------------------------------------------------------------------------------------

PLANT AND PROPERTY       Plant and property                                           $2,360                $2,322
(AT COST)                Less accumulated depreciation, depletion
                          and amortization                                             1,252                 1,231
                                                                                     -----------------------------

                                                                                       1,108                 1,091
                         Construction work-in-progress                                    31                    28
                                                                                   -------------------------------

                                                                                       1,139                 1,119
------------------------------------------------------------------------------------------------------------------



CURRENT ASSETS           Cash and temporary cash investments at cost,
                          which approximates market                                        2                     2
                         Accounts receivable and accrued revenue, less allowances
                          of $3 in 1998 and $3 in 1997                                    75                    53
                         Inventories at average cost
                           Gas in underground storage                                    219                   197
                           Materials and supplies                                          6                     7
                         Deferred income taxes                                             -                     6
                         Prepayments and other                                            51                    51
                                                                                   -------------------------------

                                                                                         353                   316
------------------------------------------------------------------------------------------------------------------




NON-CURRENT ASSETS       Postretirement benefits                                         131                   142
                         Deferred income taxes                                            16                     6
                         Other                                                            87                    61
                                                                                   -------------------------------

                                                                                         234                   209
                                                                                    ------------------------------

TOTAL ASSETS                                                                          $1,726                $1,644
==================================================================================================================

                                                             CONSUMERS GAS GROUP

STOCKHOLDERS' INVESTMENT AND LIABILITIES                                                               In Millions

December 31                                                                             1998                  1997
------------------------------------------------------------------------------------------------------------------
CAPITALIZATION           Common stockholders' equity
                           Common stock                                              $   184               $   184
                           Paid-in capital                                               113                   102
                           Retained earnings since December 31, 1992                      82                    72
                                                                                   -------------------------------

                                                                                         379                   358
                         Preferred stock                                                  52                    52
                         Long-term debt                                                  454                   333
                         Non-current portion of capital leases                            14                    16
                                                                                   -------------------------------

                                                                                         899                   759
------------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES      Current portion of long-term debt and capital leases             37                   118
                         Notes payable                                                   118                   119
                         Accounts payable                                                 92                    94
                         Accrued taxes                                                    61                    65
                         Accrued refunds                                                   9                    10
                         Accrued interest                                                  8                     4
                         Deferred income taxes                                             4                     -
                         Other                                                            47                    44
                                                                                   -------------------------------

                                                                                         376                   454
------------------------------------------------------------------------------------------------------------------

NON-CURRENT              Postretirement benefits                                         159                   168
LIABILITIES              Regulatory liabilities for income taxes, net                    189                   173
                         Deferred investment tax credit                                   25                    25
                         Other                                                            78                    65
                                                                                   -------------------------------

                                                                                         451                   431
                                                                                    ------------------------------

                         Commitments and Contingencies (Notes 2, 3, 5 and 10)

TOTAL STOCKHOLDERS' INVESTMENT AND LIABILITIES                                        $1,726                $1,644
==================================================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                                                             CONSUMERS GAS GROUP

                                                                                                     In Millions

Years Ended December 31                                                             1998        1997        1996
----------------------------------------------------------------------------------------------------------------
COMMON STOCK               At beginning and end of period (a)                      $ 184       $ 184       $ 184
----------------------------------------------------------------------------------------------------------------

OTHER PAID-IN CAPITAL      At beginning of period                                    102         134         126
                           Common stock issued                                         6           7           5
                           CMS Energy stockholders' contribution                      37           -           3
                           Return of CMS Energy stockholders' contribution           (32)        (39)          -
                                                                                  ------------------------------

                             At end of period                                        113         102         134
----------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS          At beginning of period                                     72          52          30
                           Net income                                                 52          60          59
                           Common stock dividends declared                           (42)        (40)        (37)
                                                                                  ------------------------------

                             At end of period                                         82          72          52
                                                                                  ------------------------------

TOTAL COMMON STOCKHOLDERS' EQUITY                                                  $ 379       $ 358       $ 370
================================================================================================================

(a) Number of shares of Consumers' common stock outstanding was 84,108,789 for all periods presented. Common stock allocated to the Consumers Gas Group is consistent with the allocation method discussed in Note 4.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               CONSUMERS GAS GROUP
                          NOTES TO FINANCIAL STATEMENTS


1:   CORPORATE STRUCTURE

CMS Energy Corporation (CMS Energy) is the parent holding company of Consumers Energy Company (Consumers) and CMS Enterprises Company (Enterprises). Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. For further information regarding the businesses of CMS Energy, see the Notes to Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

CMS Energy has issued shares of Class G Common Stock. This class of common stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage Company, a subsidiary of Consumers (collectively, Consumers Gas Group). For further information regarding the nature and issuance of the Class G Common Stock, see Note 6 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

These Financial Statements and their related Notes should be read along with the Financial Statements and Notes contained in the 1998 Annual Report of CMS Energy that includes the Report of Independent Public Accountants, included and incorporated by reference herein.


2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

BASIS OF PRESENTATION: Consumers is a regulated utility. Accordingly, the majority of the accounting allocation policies described within these notes have a long-standing basis and have historically been used in proceedings conducted before the Michigan Public Service Commission (MPSC). The financial statements for Consumers Gas Group have been prepared based upon consistent methods that management believes are reasonable and appropriate to reflect its financial position, results of operations and cash flows. Where appropriate, the financial statements reflect the assets, liabilities, revenues and expenses directly related to Consumers Gas Group. However, in instances where common accounts (containing both electric and gas activities) were not readily attributable to a single business segment, management allocated to Consumers Gas Group's financial statements based on certain measures of business activities, such as gas revenues, salaries, other operation and maintenance expenditures, number of gas customers in relationship to total utility customers and/or functional use surveys. Management believes the attributions are reasonable.

Although the financial statements of Consumers Gas Group separately report the assets, liabilities and stockholders' equity, legal title to such assets and the responsibility for such liabilities are not separately identifiable to a specific class of common stock. Therefore, the creditors of CMS Energy are unaffected by the implementation of Consumers Gas Group, because all assets of the corporation remain available to satisfy all liabilities. The holders of CMS Energy Common Stock and the Class G Common Stock will be subject to all risks associated with investments in CMS Energy. Holders of Class G Common Stock have no direct rights in the equity or assets of Consumers Gas Group, but rather have rights in the equity and assets of CMS Energy.

The financial statements of Consumers Gas Group incorporate Consumers' natural gas utility business and the related business of Michigan Gas Storage Company. The Consumers Gas Group and the remaining business segments of CMS Energy comprise all of the accounts included in the Consolidated Financial Statements of CMS Energy.

The financial statements of Consumers Gas Group were prepared in accordance with generally accepted accounting principles on a consistent basis and include the use of management's estimates. Any future changes in accounting policy not mandated by appropriate authorities must be, in management's opinion, preferable to the policy in place and must be disclosed in accordance with generally accepted accounting principles. For presentation purposes, all material transactions between companies within Consumers Gas Group have been eliminated.

CHANGE IN METHOD OF ACCOUNTING FOR PROPERTY TAXES: During the first quarter of 1998, Consumers Gas Group implemented a change in the method of accounting for property taxes so that taxes are recognized during the fiscal period of the taxing authority for which the taxes are levied. This change provides a better matching of property tax expenses with the services provided by the taxing authorities, and is considered the most acceptable basis of recording property taxes. Prior to 1998, Consumers Gas Group recorded property taxes monthly during the year following the assessment date (December 31). The cumulative effect of this one-time change in accounting increased other income by $18 million, and earnings net of tax, by $12 million. The pro forma effect on prior years' consolidated net income of retroactively recording property taxes as if the new method of accounting had been in effect for all periods presented is not material.

EARNINGS PER SHARE AND DIVIDENDS: Basic and diluted earnings per share for the years ended December 31, 1998, 1997 and 1996, reflect the performance of Consumers Gas Group. The earnings attributable to Class G Common Stock and the related amounts per share are computed by considering the weighted average number of shares of Class G Common Stock outstanding.

Earnings attributable to outstanding Class G Common Stock are equal to Consumers Gas Group's net income multiplied by a fraction; the numerator is the weighted average number of Outstanding Shares during the period (Outstanding Shares), and the denominator is the weighted average number of Outstanding Shares and Retained Interest Shares, shares not held by the holders of the Outstanding Shares, during the period. The earnings attributable to Class G Common Stock on a per share basis, for the years ended December 31, 1998, 1997 and 1996, are based on 25.5 percent, 24.5 percent and 23.8 percent of the income of Consumers Gas Group since the initial issuance, respectively.

Holders of Class G Common Stock have no direct rights in the equity or assets of Consumers Gas Group, but rather have rights in the equity and assets of CMS Energy as a whole. In the sole discretion of the Board of Directors of CMS Energy (Board of Directors), dividends may be paid exclusively to the holders of Class G Common Stock, exclusively to the holders of CMS Energy Common Stock, or to the holders of both classes in equal or unequal amounts. Dividends on Class G Common Stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of Consumers Gas Group, and to a lesser extent, CMS Energy as a whole. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock will not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the nonutility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock.

In February and May 1998, CMS Energy paid dividends of $.31 per share on Class G Common Stock. In August and November of 1998, and February 1999, CMS Energy paid dividends of $.325 per share on Class G Common Stock.

RELATED PARTY TRANSACTIONS: Consumers Gas Group sold, stored and transported natural gas and provided other services to the Midland Cogeneration Venture Limited Partnership totaling $13 million, each year, for 1998, 1997 and 1996. Consumers Gas Group purchases a portion of its gas from CMS Oil and Gas Co., a wholly owned subsidiary of Enterprises. The amounts of purchases for the years ended December 31, 1998, 1997 and 1996 totaled $24 million, $25 million and $24 million, respectively.

OTHER: For significant accounting policies refer to the following Notes to Consolidated Financial Statements of CMS Energy: for Consumers Gas Group's gas inventory, maintenance, depreciation and depletion, and utility regulation, see
Note 2; for cash equivalents, see Note 16; for income taxes, see Note 9; for executive incentive compensation, see Note 11; and for pensions and other postretirement benefits, see Note 12 included and incorporated by reference herein.


3:   RATE MATTERS

For information regarding rate matters directly affecting Consumers Gas Group, see Note 3 in the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


4:   SHORT-TERM FINANCINGS AND CAPITALIZATION

SHORT-TERM FINANCINGS: Consumers' short-term financings are discussed in Consolidated Financial Statements of CMS Energy Note 4 included and incorporated by reference herein.

Consumers generally manages its short-term financings on a centralized consolidated basis. The portion of receivables sold attributable to Consumers Gas Group at December 31, 1998 and 1997, is estimated by management to be $107 million and $138 million, respectively. Accounts receivable and accrued revenue in the balance sheets have been reduced to reflect receivables sold. The portions of short-term debt and receivables sold attributable to Consumers Gas Group reflect the high utilization of short-term borrowing to finance the purchase of gas for storage in the summer and fall periods. The allocation of short-term financings and related interest charges to Consumers Gas Group generally follows the ratio of gas utility assets to total Consumers' assets. Additionally, the carrying costs for Consumers' sales of certain of its accounts receivable under its trade receivable purchase and sale agreement generally are allocated to Consumers Gas Group based on the ratio of customer revenues contributed by Consumers' gas customers to total Consumers' revenue. As a result of the centralized management of short-term financing, the amounts allocated to Consumers Gas Group are further adjusted in both the seasonal gas inventory build-up period (second and third quarters) and the high seasonal gas sales period (first and fourth quarters) to more closely reflect the higher short-term financing requirements of the inventory build-up period and conversely the lower financing requirements during the higher sales periods. Management believes these allocations to be reasonable.

CAPITAL STOCK AND LONG-TERM DEBT: Consumers Gas Group's capital stock and long-term debt, including debt resulting from the sale of Trust Preferred Securities, have been allocated based on the ratio of gas utility assets (including common assets attributed to the gas utility segment) to total Consumers' assets. Management believes these measurements are reasonable. For information regarding the long-term debt and capital stock of CMS Energy and Consumers, see Notes 5 and Note 6, respectively, to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


5:   COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES: Consumers Gas Group estimates capital expenditures, including new lease commitments, of $123 million for 1999, $125 million for 2000, and $120 million for 2001. These estimates include an attributed portion of Consumers' anticipated capital expenditures for common plant and equipment.

For further information regarding commitments and contingencies directly affecting Consumers Gas Group (including those involving former manufactured gas plant sites), see the Gas Environmental Matters and Other discussions in CMS Energy's Note 3 included and incorporated by reference herein.


6:   INCOME TAXES

Consumers Gas Group is included in the consolidated federal income tax return filed by CMS Energy (see Note 9 to the Consolidated Financial Statements of CMS Energy). The financial statement provision and actual cash tax payments have been reflected in Consumers Gas Group's financial statements in accordance with CMS Energy's tax allocation policy. The financial statement amounts reflect management's estimate of the separate taxable income of the segment, the effect of deferred tax accounting for temporary differences that arise and the amortization of investment tax credits (ITC) over the life of the related property included within the Consumers Gas Group. Tax settlements at Consumers Gas Group are consistent with settlements of CMS Energy's consolidated tax returns and are generally settled in the year, or in the year following the year in which such amounts are accrued. The significant components of income tax expense (benefit) for Consumers Gas Group consisted of:

                                                                  In Millions
-----------------------------------------------------------------------------
Years Ended December 31                      1998         1997           1996
-----------------------------------------------------------------------------

Current federal income                       $25          $40            $33
Deferred income taxes                         16            7             14
Deferred ITC, net                              -           (2)            (1)
                                             -------------------------------
                                             $41          $45            $46
                                             ===============================

Operating                                    $37          $46            $50
Other                                          4           (1)            (4)
                                             -------------------------------
                                             $41          $45            $46
============================================================================

The principal components of deferred tax assets (liabilities) recognized in the balance sheet for Consumers Gas Group are as follows:

                                                                                               In Millions
----------------------------------------------------------------------------------------------------------
December 31                                                                         1998              1997
----------------------------------------------------------------------------------------------------------

Property                                                                         $  (62)          $   (66)
Postretirement benefits (Note 9)                                                    (50)              (53)
Employee benefit obligations (includes postretirement
  benefits of $49 and $53) (Note 9)                                                  61                66
Regulatory liability for income taxes                                                66                60
Other                                                                                (3)                5
                                                                                 -------------------------
                                                                                 $   12           $    12
                                                                                 =========================

Gross deferred tax liabilities                                                   $ (222)          $  (217)
Gross deferred tax assets                                                           234               229
                                                                                 -------------------------
                                                                                 $   12           $    12
==========================================================================================================


The actual income tax expense for Consumers Gas Group differs from the amount computed by applying the statutory federal tax rate to income before income taxes as follows:

                                                         In Millions
--------------------------------------------------------------------
Years Ended December 31                       1998     1997     1996
--------------------------------------------------------------------
Net income before preferred dividends        $  56    $  65    $  65
Income tax expense                              41       45       46
                                             -----------------------
                                                97       110     111
Statutory federal income tax rate             x 35%    x 35%    x 35%
                                             -----------------------
Expected income tax expense                     34       39       39
Increase (decrease) in taxes from:
  Differences in book and tax depreciation
       not previously deferred                   8        8        9
ITC  amortization                               (1)      (2)      (2)
                                             -----------------------
Actual income tax expense                    $  41    $  45    $  46
====================================================================


7:   FINANCIAL INSTRUMENTS

The carrying amount of Consumers Gas Group's long-term debt was $454 million and $333 million and the fair value was $457 million and $335 million as of December 31, 1998 and 1997, respectively. For additional information regarding financial instruments, see Note 10 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


8:   EXECUTIVE INCENTIVE COMPENSATION

For information regarding CMS Energy's Performance Incentive Stock Plan, restricted shares of Common Stock, stock options and stock appreciation rights, see Note 11 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein. This plan allows for awards of Class G Common Stock and has established criteria for certain plan awards.

9:   RETIREMENT BENEFITS

POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS: Consumers Gas Group's attributed portion of CMS Energy's net periodic cost for health and life insurance benefits totaled $11 million, $12 million and $15 million in 1998, 1997 and 1996, respectively. These allocations were based on the ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Management believes these allocations are reasonable.

Consumers Gas Group's attributed portion of CMS Energy's total recorded liability for postretirement benefit plans is estimated to be $141 million and $153 million at December 31, 1998 and 1997, respectively. These amounts were allocated based on policies Consumers has historically used in proceedings conducted before the Michigan Public Service Commission. For further information regarding CMS Energy's postretirement benefit plans other than pensions, see
Note 12 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN: The attributed Supplemental Executive Retirement Plan (SERP) trust assets of Consumers Gas Group were $8 million at December 31, 1998 and $8 million at December 31, 1997 and were classified as other noncurrent assets. Consumers Gas Group's estimated portion of CMS Energy's recorded liability for the SERP totaled $5 million at December 31, 1998 and $4 million at December 31, 1997. These allocations were based on a ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Management believes these allocations are reasonable. For further information, see Note 12 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

DEFINED BENEFIT PENSION PLAN: A trusteed, noncontributory, defined benefit pension plan (Pension Plan) covers substantially all employees. Consumers Gas Group's attributed portion of CMS Energy's net periodic pension cost totaled $3 million in 1998 and $4 million in 1997 and 1996. These allocations were based on the ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Management believes these allocations are reasonable.

Consumers Gas Group's attributed portion of CMS Energy's total recorded liability for the Pension Plan totaled $20 million at December 31, 1998 and $17 million at December 31, 1997 and was allocated to Consumers Gas Group based on the ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Management believes these allocations are reasonable. For further information, see Note 12 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

DEFINED CONTRIBUTION PLAN: Consumers provides a defined contribution 401(k) plan to all U.S. employees of CMS Energy and its subsidiaries which are at least 80 percent owned and have adopted the plan. Consumers' contributions to the plan are invested in CMS Energy Common Stock. For further information, see Note 12 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.



10:   LEASES

CMS Energy and its subsidiaries lease various assets, including vehicles, aircraft, construction equipment, computer equipment and buildings. Consumers Gas Group's attributed portion of CMS Energy's minimum rental commitments under noncancelable leases at December 31, 1998, were:

                                                                     In Millions
--------------------------------------------------------------------------------
                                                                  Capital Leases
--------------------------------------------------------------------------------

1999                                                                     $ 7
2000                                                                       6
2001                                                                       6
2002                                                                       5
2003                                                                       4
2004 and thereafter                                                        3
                                                                         ---

Total minimum lease payments                                              31
Less imputed interest                                                     13
                                                                         ---
Present value of net minimum lease payments                               18
Less current portion                                                       4
                                                                         ---
Noncurrent portion                                                       $14
============================================================================

Consumers recovers lease charges from customers and accordingly charges payments for its capital and operating leases to operating expense. Operating lease charges for Consumers Gas Group in 1998 were $1 million, and there were no operating lease charges in 1997 and 1996. Capital lease expenses for Consumers Gas Group for the years ended December 31, 1998, 1997 and 1996 were $7 million, $6 million and $6 million, respectively.

Consumers Gas Group's minimum rental commitments and lease expenses are generally allocated based on the specific use of the leased item. Common leases are allocated to Consumers Gas Group through functional use surveys, which management believes to be reasonable.

11:   EFFECTS OF THE RATEMAKING PROCESS

The following regulatory assets (liabilities), which include both current and noncurrent amounts, are reflected in Consumers Gas Group's Balance Sheets. These assets represent probable future revenue to Consumers associated with certain incurred costs as these costs are recovered through the ratemaking process. Virtually all of these costs are being recovered through current rates.

                                                                    In Millions
-------------------------------------------------------------------------------
December 31                                               1998             1997
-------------------------------------------------------------------------------

Postretirement benefits (Note 9)                         $ 140            $ 150
Manufactured gas plant sites                                48               47
Other                                                        5                3
                                                       ------------------------

Total regulatory assets                                  $ 193            $ 200
===============================================================================

Regulatory liabilities for income taxes                  $(189)           $(173)
===============================================================================

12:   SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the Statement of Cash Flows, all highly liquid investments with an original maturity of three months or less are considered cash equivalents. Consumers Gas Group's other cash flow activities and noncash investing and financing activities were:

                                                                     In Millions
--------------------------------------------------------------------------------
Years Ended December 31                            1998        1997         1996
--------------------------------------------------------------------------------
CASH TRANSACTIONS
  Interest paid (net of amounts capitalized)        $38         $42          $39
  Income taxes paid (net of refunds)                 38          40           33

NONCASH TRANSACTIONS
  Assets placed under capital lease                 $ 5         $ 3          $ 1
================================================================================

Changes in other assets and liabilities as shown on the Statements of Cash Flows at December 31 are described below:

                                                                   In Millions
------------------------------------------------------------------------------
Years Ended December 31                          1998      1997           1996
------------------------------------------------------------------------------

Sale of receivables, net                        $ (31)     $  1          $  -
Accounts receivable                                17        18             7
Accrued revenue                                    (9)       25            (5)
Inventories                                       (21)      (10)            -
Accounts payable                                   (1)        9             6
Accrued refunds                                    (1)        3           (13)
Other current assets and liabilities, net          22        (9)           (5)
Noncurrent deferred amounts, net                  (15)       25           (14)
                                                ------------------------------
                                                $ (39)     $ 62          $(24)
==============================================================================

                               ARTHUR ANDERSEN LLP

                    Report of Independent Public Accountants





To CMS Energy Corporation:

We have audited the accompanying balance sheets of CONSUMERS GAS GROUP (representing a business unit of Consumers Energy Company ("Consumers") and its wholly-owned subsidiary, Michigan Gas Storage Company) as of December 31, 1998 and 1997, and the related statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the management of CMS Energy Corporation, the parent of Consumers. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consumers Gas Group as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, effective January 1, 1998, Consumers Energy Company changed its method of accounting for property taxes.

                                                   Arthur Andersen LLP

Detroit, Michigan,
    January 26, 1999.

QUARTERLY FINANCIAL AND COMMON STOCK INFORMATION             CONSUMERS GAS GROUP

                                                                In Millions, Except Per Share Amounts

                                     1998 (Unaudited)                      1997 (Unaudited)

Quarters Ended             March 31  June 30  Sept. 30  Dec. 31  March 31  June 30  Sept. 30  Dec. 31
-----------------------------------------------------------------------------------------------------

Operating revenue             $ 429    $ 170     $ 117    $ 335     $ 498    $ 220     $ 110  $   376

Pretax operating income
 (loss)                       $  54    $  21     $   6    $  45     $  78    $  23     $  (1) $    53

Net income (loss)             $  36    $   4     $  (5)   $  17     $  39    $   5     $  (7) $    23

Basic and diluted earnings
 (loss) per average
 common share (a)             $1.09    $ .12     $(.16)   $ .52     $1.18    $ .16     $(.21) $   .70

Dividends declared per
 common share                 $ .31    $ .31     $.325    $.325     $.295    $.295     $ .31  $   .31

Common stock prices (b)
  High                      $26-5/8  $26-7/8   $25-1/4  $26-1/2   $19-7/8  $19-7/8       $22  $27-1/8
  Low                       $22-1/4  $23-1/4   $21-3/8  $23-1/8   $17-7/8  $17-5/8       $19  $20-5/8
-----------------------------------------------------------------------------------------------------

(a) The sum of the quarters may not equal the annual earnings per share due to changes in shares outstanding.
(b) Based on New York Stock Exchange - Composite transactions.